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                     April 2, 2024

       KC McClure
       Chief Financial Officer
       Accenture plc
       1 Grand Canal Square
       Grand Canal Harbour
       Dublin 2, Ireland

                                                        Re: Accenture plc
                                                            Form 10-K for
Fiscal Year Ended August 31, 2023
                                                            File No. 001-34448

       Dear KC McClure:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services